SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                       Enron Global Power & Pipelines LLC
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary company, Enron Global Power & Pipelines LLC ("EGPP"), a Delaware limited liability company, is a foreign utility company under Section 33 of the Act.

     EGPP's business address is 1400 Smith Street, Houston, Texas, 77002. Enron owns 35.625% of the voting interests and 47.98% of the economic interest in EGPP. Enron Holding Company LLC, a Delaware limited liability company, owns 62.185% of the voting interests and 50.25% of the economic interests in EGPP. Enron Equity Corp. ("EEC"), a Delaware corporation, owns the remaining 2.19% voting interest and 1.77% economic interest in EGPP. EEC owns 70.23% of the voting interests and 0% of the economic interests in Enron Holding Company, LLC ("EHC"), a Delaware limited liability company; Enron International Holdings Corp. ("EIHC"), a Delaware corporation, owns 28.76% of the voting interests and 99.03% of the economic interests in EHC, and Enron Global, Inc. ("EGI"), a Delaware corporation, owns the remaining 1.01% voting interest and .97% economic interest in EIHC. EGI. is owned 100% by EIHC. Enron owns 32.60% of the interests in EIHC; Enron Power Corp. ("EPC"), a Delaware corporation, owns 29.70% of the interests; Atlantic Commercial Finance Inc. ("ACFI"), a Delaware corporation owns 26.83% of the interests; and Enron Development Corp. ("EDC"), a Delaware corporation, owns 10.87% of the interests. EEC is owned 85.63% by Enron and 14.37% by ACFI. EPC is owned 100% by Enron. ACFI is owned 100% by Enron. EDC is owned 100% by EPC.

     EGPP indirectly owns interests in and operates many facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

     (1) Through Batangas Power Corp., EGPP owns an interest in a 110 MW fuel oil-fired electric generating facility located on the island of Luzon in the Republic of the Philippines;

     (2) Through Subic Power Corp., EGPP owns an interest in a 113 MW fuel oil-fired electric generating facility located in the Republic of the Philippines;


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     (3) Through Puerto Quetzal Power LLC, EGPP owns an interest in a 110 MW and a 124 MW barge-mounted fuel-oil-fired electric generating facility, both located in Puerto Quetzal, Guatemala;

     (4) Through Smith/Enron Cogeneration L.P., EGPP owns an interest in a 185 MW barge-mounted power generation facility near Puerto Plata, Dominican Republic; and

     (5) Through Smith/Enron O&M L.P, EGPP operates a 185 MW power generation facility located near Puerto Plata, Dominican Republic which is owned by Smith/Enron Cogeneration L.P.

     A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in EGPP or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with EGPP or its subsidiaries



The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


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Date:  August 22, 2003                    ENRON CORP.
       ---------------------------


                                          By:  /s/ Raymond M. Bowen, Jr.
                                               ---------------------------------
                                               Raymond M. Bowen, Jr.
                                               Executive Vice President and
                                               Chief Financial Officer


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Exhibit A.

          State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of ENRON ASIA PACIFIC/AFRICA/CHINA LLC. Enron hereby incorporates this certification by reference.


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